INNOVATIVE PRODUCT SOLUTIONS, INC.
A Colorado Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

May 22, 2020 (inception) through December 31, 2020

INNOVATIVE PRODUCT SOLUTIONS, INC.

Period from May 22, 2020 (inception) through December 31, 2020

Table of Contents





INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Stockholders of Innovative Product Solutions, Inc.
Chicago, Illinois

We have reviewed the accompanying financial statements of Innovative Product Solutions, Inc. (a Colorado corporation) ("the Company"), which comprise the balance sheet as of December 31, 2020 and the related statements of operations, changes in stockholders' equity, and cash flows for the period from May 22, 2020 (inception) through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no assets or equity, has not yet commenced principal operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

March 10, 2021

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com


Innovative Product Solutions, Inc.
Balance Sheet
December 31, 2020
(unaudited)


Assets

Current assets

  Cash and cash equivalents | $ | -

    Total current assets | -

Total assets | $ | -

Liabilities and stockholders' equity

Current liabilities

  Total liabilities | $ | -

Commitments & contingencies | -

Stockholders' equity

Preferred shares, par value $1.00, 1,000,00 authorized
  zero shares issued and outstanding as of December 31, 2020 | -

Common shares, par value $.01, 10,000,000 authorized
  1,200,000 shares issued and outstanding as of December 31, 2020 | 12,000

Retained earnings | (12,000)

Total liabilities and stockholders' equity | $ | -

See independent accountants' review report and accompanying notes to the financial statements.

2

Innovative Product Solutions, Inc.

Statement of Operations

Period from May 22, 2020 (inception) through December 31, 2020

(unaudited)

Revenue		
Sales, net	$	-
Operating expenses		
General and administrative		12,000
Professional fees		-
Total operating expenses		12,000
Net loss before income taxes		(12,000)
Provision for income taxes		-
Net loss	$	(12,000)

See independent accountants' review report and accompanying notes to the financial statements.

3

Innovative Product Solutions, Inc.
Statement of Changes in Stockholders' Equity
Period from May 22, 2020 (inception) throuh December 31, 2020
(unaudited)

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings	Total Equity
	Shares	Value	Shares	Value			
May 22, 2020 (inception)	-	-	-	-	-	-	-
Founders' shares	1,200,000	12,000				-	12,000
Net loss						(12,000)	(12,000.00)
December 31, 2020	1,200,000	12,000	-	-	-	(12,000)	-

See independent accountants' review report and accompanying notes to the financial statements.

4

Innovative Product Solutions, LLC
Statement of Cash Flows
Period from May 22, 2020 (inception) through December 31, 2020
(unaudited)

Cash flows from operating activities		
Net loss	$	(12,000)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Stock compensation		12,000
Net cash used in operating activities		-
Cash flows from financing activities		
Proceeds from member contributions		-
Distributions to member		-
Net cash provided by financing activities		-
Net increase (decrease) in cash and cash equivalents		-
Cash and cash equivalents, beginning		-
Cash and cash equivalents, ending	$	-
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$	-
Income taxes	$	-

See independent accountants' review report and accompanying notes to the financial statements.

5

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Innovative Product Solutions, Inc. ("the Company") is a Colorado corporation headquartered in Chicago, Illinois and incorporated on May 22, 2020. The Company plans to bring new technology products to physical and virtual retail establishments and anticipates sourcing and helping to develop new technology products that are incremental to existing products and to deliver those products to the end user.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2020 the Company had no items that would be considered cash equivalents. The Company maintains currently does not maintain a bank account, however, may at times in the future carry balances that exceed federal insured limits.

Advertising costs

The Company's advertising costs are expensed as incurred. No advertising costs had yet been incurred as of December 31, 2020.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the reversal of deferred tax liabilities during the period in which related temporary differences become deductible. On December 31, 2020 the Company has no valuation allowance and no deferred tax assets.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Based on the Company's recent incorporation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

<u>Revenue Recognition</u>

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." Topic 606 established that the Company recognize revenue using the following five-step model:

- Identification of the contract, or contracts, with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as, the Company satisfies a performance obligation.

The Company has not yet generated revenue and continues to refine its revenues recognition policies as its operations and business model become more clear.

<u>Equity-Based Compensation</u>

The Company accounts for employee equity-based compensation in accordance with the guidance of FASB ASC Topic 718, Compensation – Stock Compensation which requires all share-based payments to employees, including the vesting of restricted equity grants to employees, to be recognized in the financial statements based on their fair values. The fair value of the equity instrument is charged directly to compensation expense and credited to members' equity during the period during which services are rendered.

<u>Equipment</u>

Equipment expenditures are recorded at cost. Costs which extend the useful lives or increase the productivity of the assets are capitalized, while normal repairs and maintenance that do not extend the useful life or increase the productivity of the asset are expensed as incurred. Equipment is depreciated on the straight-line method over the estimated useful lives of the assets. Equipment will be depreciated over a five-year useful life. Any construction in progress is stated at cost and depreciation will commence once the project is constructed and placed in service. The Company has no equipment on December 31, 2020.

<u>Asset Impairment</u>

Long-lived assets, such as computer equipment and software development costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. The Company has not recorded any asset impairments.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02 – "Leases (Topic 842)." Under ASU 2016-02, entities will be required to recognize lease asset and lease liabilities by lessees for those leases classified as operating leases. Among other changes in accounting for leases, a lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option. The amendments in ASU 2016-02 will become effective for nonpublic companies for fiscal years beginning after December 15, 2021, including interim periods with those fiscal years, for public business entities. We are currently evaluating entering into a lease and the effect that the adoption of ASU 2016-02 will have on our results of operations, financial position or cash flows.

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements. As new pronouncements are issued, the Company will evaluate and adopt those standards that are applicable under the circumstances.

Subsequent Events

The Company has evaluated subsequent events through March 10, 2021, the date these financial statements were available to be issued, identifying the following for disclosure:

During first quarter 2021, the Company opened its initial bank account and began the process to conduct an equity crowdfunding under Regulation CF.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has not commenced principal operations and has no assets or shareholders' equity as of December 31, 2020. In addition, without significant capital resources, the Company will not be able to meet any obligations as they become due and sustain its operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of equity, its ability to commence profitable sales of its flagship products, and its ability to generate positive operational cash flow.

The Company may not be able to raise sufficient additional debt, equity or other cash on acceptable terms, if at all. Failure to generate sufficient revenues, achieve certain other business plan objectives or raise additional funds could have a material adverse effect on the Company's results of operations, cash flows and financial position, including its ability to continue as a going concern, and may require it to significantly reduce, reorganize, discontinue or shut down its operations.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

<u>Litigation</u>

The Company accrues for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a loss contingency exists, and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of December 31, 2020, the Company has not accrued or incurred any amounts for litigation matters.

See independent accountants' review report and accompanying financial statements

Leases

The Company has no leases as of December 31, 2020.

Contingencies

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe and the United States, and has been declared to be a pandemic by the World Health Organization. Our business plans have not been significantly impacted by the COVID-19 outbreak. However, we cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on our financial condition, operations, and business plans for 2020. Our operations have adapted social distancing and cleanliness standards and we may experience delays in anticipated timelines and milestones.

NOTE 4 – STOCKHOLDERS' EQUITY

The aggregate number of shares which the corporation shall have authority to issue is 11 million (11,000,000) shares, consisting of two classes designated, respectively, "Series A Common Stock" and "Series A Preferred Stock"; the Series A Common Stock has a par value of $.01 per share, and the Series A Preferred Stock shall has a par value of $1.00 per share. The total number of shares of Series A Common Stock that the corporation shall have authority to issue is ten million (10,000,000) shares. The total number of shares of the Series A Preferred Stock that the corporation shall have authority to issue is one million (1,000,000) shares. In June 2020, the Company issued 1,200,000 to its founding shareholders at par value, resulting in an aggregate $12,000 recognized as stock compensation during the period.

The voting powers, designations, preferences, limitations, restrictions, and relative, participating, optional, and other rights, and the qualifications, limitations, or restrictions thereof, are as follows:

Series A Common Stock.

(1) Dividend Rate. Subject to the rights of holders of the Series A Preferred Stock having preference as to dividends and except as otherwise provided by the Articles of Incorporation, as amended from time to time (hereinafter, the "Articles") the holders of Series A Common Stock shall be entitled to receive dividends when, as, and if declared by the board of directors out of assets legally available therefor.

(2) Voting Rights. The holders of the issued and outstanding shares of the Series A Common Stock shall be entitled to one vote for each share of Series A Common Stock. No holder of shares of Series A Common Stock shall have the right to cumulate votes.

(3) Liquidation Rights. In the event of liquidation, dissolution, or winding up of the affairs of the corporation, whether voluntary or involuntary, subject to the prior rights of holders of the Series A Preferred Stock, the holders of shares of the Series A Common Stock can share ratably in the corporation's assets, and shall share equally and ratably in the corporation's assets available for distribution after giving effect to any liquidation preference of any shares of the Series A Preferred Stock. A merger, conversion, exchange or

consolidation of the corporation with or into any other person or sale or transfer of all or any part of the assets of the corporation (which shall not in fact result in the liquidation of the corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation.

(4) No Conversion, Redemption, or Preemptive Rights. The holders of Common Stock shall not have any conversion, redemption, or preemptive rights.

(5) Consideration for Shares. The Common Stock authorized shall be issued for such consideration as shall be fixed, from time to time, by the board of directors.

Series A Preferred Stock.

(1)   Dividend Rate. The holders of Series A Preferred Stock shall be entitled to receive dividends in the amount of 10% (ten percent) of the assets legally available therefor before the payment of dividends to the holders of shares of the common stock out of assets legally available therefor.

(2)   Voting Rights. The holders of the issued and outstanding shares of the Series A Preferred Stock shall be entitled to 100 votes for each share held by them.

(3)   Liquidation Rights. In the event of liquidation, dissolution, or winding up of the affairs of the corporation, whether voluntary or involuntary, the holders of shares of the Series A Preferred Stock shall have priority over the corporation's assets available for distribution in the event of any liquidation or dissolution of the corporation. A merger, conversion, exchange, or consolidation of the corporation with or into any other person or sale or transfer of all or any part of the assets of the corporation (which shall not in fact result in the liquidation of the corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the corporation.

(4)   Conversion, Redemption, or Preemptive Rights. The holders of Series A Preferred Stock shall have the right to convert their shares of Series A Preferred Stock to Series A Common Stock under the terms that shall be fixed, from time, by the board of directors, and shall have redemption rights under the terms that shall be fixed, from time, by the board of directors.

(5)   Consideration for Shares. The shares of the Series A Preferred Stock authorized shall be issued for such consideration as shall be fixed, from time to time, by the board of directors.